Exhibit 16.1

October 4, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated October 4, 2017, of comScore, Inc. and are in agreement with the statements contained in the first, third, fifth and sixth paragraphs on pages 3-4 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP